Exhibit (i)

ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 6, 2018

Allianz Funds Multi-Strategy Trust

c/o Allianz Global Investors U.S. LLC

1633 Broadway

New York, NY 10019

Dear Ladies and Gentlemen:

We are furnishing this opinion in connection with Post-Effective Amendment No. 126 under the Securities Act of 1933, as amended (the “Act”), and Amendment No. 128 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A of Allianz Funds Multi-Strategy Trust (the “Trust”) for the registration of an indefinite number of shares of beneficial interest, $0.00001 par value (the “Shares”), of its AllianzGI Core Bond Fund, AllianzGI Core Plus Bond Fund and AllianzGI Preferred Securities and Income Fund (each, a “Fund”). We assume for purposes of this opinion that each of the Shares will be sold for the consideration described in the Registration Statement of the Trust on Form N-1A, as amended to the date of such sale, and that such consideration will in each event be at least equal to the net asset value per Share of such Shares.

We have examined an executed copy of your Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”), on file in the offices of the Secretary of The Commonwealth of Massachusetts, and the By-laws of the Trust, as amended to the date hereof, and are familiar with the actions taken by your Trustees to authorize the issue and sale to the public from time to time of authorized and unissued Shares. We have further examined such other documents and records as we have deemed necessary for the purpose of this opinion.

Based on the foregoing, we are of the opinion that:

1. The beneficial interests in each Fund’s series are divided into an unlimited number of Shares.

2. The issue and sale of the authorized but unissued Shares has been duly authorized under Massachusetts law. Upon the original issue and sale of any of such authorized but unissued Shares and upon receipt of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued and sold will be validly issued, fully paid and, except as described in the following paragraph, nonassessable by the Trust.

Allianz Funds Multi-Strategy Trust c/o Allianz Global Investors U.S. LLC	-2-	March 6, 2018

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in every note, bond, contract, instrument, certificate or undertaking made or issued on behalf of the Trust. The Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder or former shareholder of such series (or his or her heirs, executors, administrators or other legal representatives, or, in the case of a corporation or other entity, its corporate or other general successor) held personally liable solely by reason of his or her being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the series itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-1A (File Nos. 333-148624 and 811-22167) relating to such offering and sale.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP